Filed Pursuant to Rule 424(b)(5)

Registration No. 333-176358

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
3.75% Senior Notes due 2021	$500,000,000	100%	$500,000,000	$58,050

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 17, 2011

$500,000,000

The Progressive Corporation

3.75% Senior Notes due 2021

We are offering $500 million aggregate principal amount of 3.75% Senior Notes due 2021. The notes will bear interest at a rate of 3.75% per annum. Interest will be payable semi-annually on February 23 and August 23 of each year, commencing on February 23, 2012. The notes will mature on August 23, 2021. We have the option to redeem all or a portion of the notes at the redemption prices described under the caption “Description of Notes—Optional Redemption” in this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior indebtedness. The notes will be effectively subordinated to any secured indebtedness we may incur in the future to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for listing of the notes on any securities exchange.

Investing in the notes involves risks. See the sections entitled “Risk Factors” beginning on page 11 of our Annual Report on Form 10-K for the year ended December 31, 2010 and in this prospectus supplement beginning on page S-8.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Progressive
Per Note	99.892%	.50%	99.392%
Total	$499,460,000	$2,500,000	$496,960,000

(1)	Plus accrued interest, if any, from August 22, 2011, if settlement occurs after that date.

The underwriter expects to distribute the notes in book-entry form through the facilities of The Depository Trust Company for the benefit of its direct and indirect participants on or about August 22, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus supplement is August 17, 2011.

We have not, and the underwriter has not, authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer or sale of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of the applicable document.

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

When we use the terms “Progressive”, the “company”, “we”, “us” or “our” in this prospectus, we mean The Progressive Corporation, and not any of its subsidiaries or mutual company affiliate, unless we state or the context implies otherwise. The term “subsidiaries” in this prospectus includes both our subsidiaries and our mutual company affiliate, unless we state or the context implies otherwise.

FORWARD-LOOKING STATEMENTS

Under the Private Securities Litigation Reform Act of 1995, statements in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference that are not historical fact are forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future, but that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	uncertainties related to estimates, assumptions, and projections generally;

•	inflation and changes in economic conditions (including changes in interest rates and financial markets);

•	the possible failure of one or more governmental entities to make scheduled debt payments or satisfy other obligations;

•	the potential or actual downgrading of governmental, corporate, or other securities by a rating agency;

•

the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including counterparties to certain financial transactions;

•	the accuracy and adequacy of our pricing and loss reserving methodologies;

•	the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers;

•	initiatives by competitors and the effectiveness of our response;

•	our ability to obtain regulatory approval for requested rate changes and the timing thereof;

•	the effectiveness of our brand strategy and advertising campaigns relative to those of competitors;

•	legislative and regulatory developments, including, but not limited to, health care reform and tax law changes;

•	disputes relating to intellectual property rights;

•	the outcome of litigation pending or that may be filed against us;

•	weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions);

•	changes in driving patterns and loss trends;

•	acts of war and terrorist activities;

•	our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions;

•	court decisions and trends in litigation, and health care and auto repair costs; and

•	other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”).

In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

These factors, and the factors addressed under the heading “Risk Factors” beginning on page S-8 of this prospectus supplement, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and any risk factor disclosed in our quarterly reports on Form 10-Q are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the company’s business, financial condition or future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

SUMMARY

The following is a summary of the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus in their entirety and the documents we have referred you to, including those incorporated herein and therein by reference, especially the risks of investing in the notes discussed under “Risk Factors,” before investing in these notes. In this section only, when we use the terms “Progressive,” the “company,” “we,” “us” or “our,” we mean The Progressive Corporation and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise.

The Progressive Corporation

The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company formed in 1965, currently has 54 subsidiaries and one mutual insurance company affiliate (collectively, the “subsidiaries”). Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States. We maintain geographic diversity in our insurance underwriting business, writing personal auto policies in all 50 states and the District of Columbia and commercial auto policies in 49 states. In 2009, we began writing personal auto insurance on an Internet-only basis in Australia.

Our subsidiaries’ property-casualty insurance products protect our customers against collision and physical damage to their motor vehicles, uninsured and underinsured bodily injury claims, and liability to others for personal injury or property damage arising out of the use of those vehicles. Our non-insurance subsidiaries generally support our insurance and investment operations. Our business operations include the following:

•

Our Personal Lines business includes personal automobile insurance and specialty products, such as insurance for motorcycles, recreational vehicles, mobile homes, watercraft and snowmobiles. The Personal Lines business either is generated by independent agents and brokers or is written directly by us over the Internet or by phone.

•

The Commercial Auto business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses and is primarily distributed through the independent agency channel. This business operates in the specialty truck and business auto markets.

•

Our service businesses include providing insurance-related services, primarily policy issuance and claims adjusting services in 43 states for Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets. Our service businesses also include our alliances with three unaffiliated homeowner’s insurance companies through which we offer customers in all but two states home, condo, and renters insurance underwritten by these homeowner’s insurance companies.

•	Our other indemnity businesses primarily manage our run-off businesses.

•

We manage insurance claims through approximately 320 claims offices located throughout the United States. In addition, we have in operation 54 service centers, in 41 metropolitan areas across the country, that provide concierge-level claims service, which are designed to provide end-to-end resolution for physical damage losses.

•

Our investment group employs what management believes is a conservative approach to investment and capital management intended to ensure that we have sufficient capital to support all of the insurance premiums that we can profitably write and service. As of June 30, 2011, our portfolio was invested primarily in short-term and intermediate-term, investment-grade fixed-income securities.

Progressive’s insurance businesses operate in a highly regulated environment. Our insurance subsidiaries are subject to regulation and supervision by state insurance departments in all 50 states and the District of Columbia, each of which has a unique and complex set of laws and regulations. State insurance departments have broad administrative power relating to licensing insurers, agents and adjusters; regulating premium changes and policy forms; establishing reserve requirements; prescribing statutory accounting methods and the form and content of statutory financial reports; and regulating the type and amount of investments permitted. In addition, insurance statutes or regulations in many states limit the extent to which insurance companies may pay dividends and transfer assets to their affiliates (including a parent company) and either prohibit, or require prior regulatory approval for, the payment of dividends and other distributions in excess of such limits.

Our principal executive offices are located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 and our phone number is (440) 461-5000. Additional information about The Progressive Corporation and its subsidiaries can be found in our documents filed with the SEC, which are incorporated herein by reference, as provided in the accompanying prospectus in “Where You Can Find More Information.” Our website is www.progressive.com. Information on our website does not constitute part of this prospectus.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of Notes” in this prospectus supplement.

Issuer	The Progressive Corporation, an Ohio corporation.

Notes Offered	$500 million in aggregate principal amount of 3.75% Senior Notes due 2021.

Maturity Date	August 23, 2021.

Interest Rate and Payment Dates	Interest on the notes will accrue at the rate of 3.75% per annum, payable semi-annually in cash, in arrears, on each February 23 and August 23, commencing on February 23, 2012. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption	We may redeem all or a portion of the notes at our option at any time from time to time at the redemption prices described under “Description of Notes—Optional Redemption” in this prospectus supplement.

Ranking	The notes will be our senior unsecured obligations. The notes will rank equal in right of payment with all of our other existing and future senior unsecured indebtedness and senior in right of payment to any of our existing or future subordinated indebtedness. The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of June 30, 2011, we had approximately $1,188.7 million of senior unsecured indebtedness and no secured indebtedness outstanding. As of June 30, 2011, our insurance subsidiaries had approximately $13.4 billion of outstanding indebtedness and other liabilities (including unearned premiums, loss and loss adjustment expense reserves, accounts payable, accrued expenses and other liabilities, but excluding intercompany debt) to which the notes would have ranked structurally subordinate. At that date, our subsidiaries had no external borrowings.

Certain Covenants	We will issue the notes under an indenture dated as of September 15, 1993, as supplemented, between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee (the “Trustee”). The indenture governing the notes will, among other things, restrict our ability to:

•	incur liens; and

•	sell certain assets or merge with or into other companies,

in each case, unless certain conditions are satisfied.

These covenants are subject to a number of important qualifications and limitations. For more details, see the section entitled “Description of Notes—Certain Covenants,” in this prospectus supplement.

Use of Proceeds	We estimate that we will receive approximately $495.9 million from the sale of the notes, after deducting underwriter’s discounts and commissions and offering expenses. We intend to use such proceeds from time to time for general corporate purposes, which may include the repurchase of our outstanding securities and repayment of outstanding indebtedness, including our $350 million aggregate principal amount of 6.375% Senior Notes due 2012 (the “2012 Notes”) and/or $150 million aggregate principal amount of 7% Notes due 2013 (the “2013 Notes”), at maturity. Until applied for these purposes, we intend to invest the net proceeds from the offering of the notes in securities that are similar in nature to and of approximately the same quality and maturities as those currently held in the investment portfolios of our subsidiaries.

No Public Trading Market	We do not intend to list the notes on any national securities exchange. There can be no assurance that an active trading market will develop for the notes.

Risk Factors	See the section entitled “Risk Factors” beginning on page S-8 of this prospectus supplement and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in the notes.

Trustee and Paying Agent	U.S. Bank National Association.

Governing Law	The notes and the indenture under which they will be issued will be governed by the laws of the State of New York.

RISK FACTORS

The notes offered by this prospectus supplement and the accompanying prospectus may involve a high degree of risk. You should read carefully the following risk factors and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, in addition to the other information set forth in this prospectus supplement and the accompanying prospectus, before making an investment in the notes.

The inability of our subsidiaries to pay dividends to us in sufficient amounts could negatively impact our ability to meet our obligations under the notes.

We are a holding company and our principal assets are the capital stock of our insurance subsidiaries. We rely primarily on dividends from our subsidiaries to meet our obligations to pay interest and principal on outstanding debt obligations, dividends and other distributions to shareholders and holding company expenses and to repurchase our outstanding securities. The ability of our insurance subsidiaries to pay dividends to us in the future will depend on their statutory surplus, on their earnings and on regulatory restrictions.

We and our insurance subsidiaries are subject to regulation by some states as an insurance holding company system. These regulations generally provide that transactions among companies within the holding company system must be fair and reasonable. Transfers of assets among affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may require prior notice to, or prior approval by, state regulatory authorities. Our principal insurance subsidiaries are domiciled in Indiana, Louisiana, Michigan, New Jersey, New York, Ohio, Texas and Wisconsin. The applicable insurance regulatory restrictions include specific limitations on the maximum amount of dividends available to be paid to us by our subsidiaries without prior approval of insurance regulatory authorities. The ability of our insurance subsidiaries to pay dividends to us also is restricted by regulations that set standards of solvency that must be met and maintained, the nature of and limitation on the investments that may be made by our regulated subsidiaries, the nature of and limitations on dividends to policyholders and shareholders, the nature and extent of required participation in insurance guaranty funds and the involuntary assumption of hard-to-place or high-risk insurance business.

The inability of our insurance subsidiaries to pay dividends to us in an amount sufficient to meet our debt service and other obligations and other cash requirements could negatively impact our ability to meet our obligations under the notes. Based on the laws currently in effect, the insurance subsidiaries may pay aggregate dividends of approximately $949.8 million in 2011 without prior approval from regulatory authorities, provided that any dividend payment is not made within 12 months of a previous dividend paid by the applicable subsidiary. To date, our insurance subsidiaries have paid no dividends for 2011.

The notes will be structurally subordinated to the obligations of our subsidiaries.

Our subsidiaries are separate and distinct legal entities. Except to the extent that we are a creditor with recognized claims against one of our subsidiaries, claims of the subsidiary’s creditors, including policyholders, have priority with respect to the assets and earnings of that subsidiary over the claims of our creditors. If any of our subsidiaries should become insolvent, liquidate or otherwise reorganize, our creditors, including holders of the notes, and our shareholders will have no right to proceed against the assets of that subsidiary or to cause the liquidation, bankruptcy or winding-up of the subsidiary under applicable laws. The applicable insurance laws of the jurisdiction where each of our insurance subsidiaries is domiciled would govern any proceedings relating to that insurance subsidiary. The insurance authority of that jurisdiction would act as a liquidator or rehabilitator for the subsidiary. Both creditors and policyholders of the subsidiary would be entitled to payment in full from the subsidiary’s assets before we, as a shareholder, would be entitled to receive any distribution from the subsidiary which we might apply to make payments of principal and interest on the notes or other indebtedness.

Accordingly, the payments on our notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2011, our insurance subsidiaries had approximately $13.4 billion of outstanding indebtedness and other liabilities (including unearned premiums, loss and loss adjustment expense reserves, accounts payable, accrued expenses and other liabilities, but excluding intercompany debt) to which the notes would have ranked structurally subordinate. At that date, our subsidiaries had no external borrowings.

The notes will be unsecured and rank effectively subordinate to the claims of secured creditors, if any, to the extent of the value of the collateral securing those claims.

As of June 30, 2011, we had no secured indebtedness. Holders of any secured indebtedness we may incur in the future will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing such indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of our secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes. In that event, because the notes will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full.

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

As of June 30, 2011, our total debt outstanding was approximately $1,959.1 million, including $1,188.7 million of senior unsecured debt and $770.4 million of subordinated debt. Also at June 30, 2011, we had available borrowing capacity under our credit facility of $125.0 million, none of which was outstanding. After giving effect to the offering, our total debt outstanding on June 30, 2011 would have been approximately $2,456.1 million.

Our level of indebtedness could restrict our operations and make it more difficult for us to satisfy our obligations under the notes. For example, our level of indebtedness could, among other things:

•

affect our liquidity by limiting our ability to obtain additional financing for working capital and other purposes, or limit our ability to obtain financing for capital expenditures and acquisitions or make any available financing more costly;

•

require us to dedicate all or a substantial portion of our cash flow to service our debt, which would reduce funds available for other business purposes, such as capital expenditures, dividends or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes.

In addition, the indenture governing the notes and the terms of the agreements governing our other outstanding indebtedness contain or may in the future contain restrictive covenants that could limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of some or all of our debt, including the notes.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

Our ability to satisfy our obligations will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions and other factors described in the documents incorporated by reference, including those described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt, including the notes;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and/or acquisitions; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions or take them on satisfactory terms, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments, including the indenture governing the notes.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility.

The indenture governing the notes offered hereby and the indentures governing our existing indebtedness contain various covenants that limit our ability to:

•	incur liens; and

•	sell certain assets or merge with or into other companies,

in each case, unless certain conditions are met. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in the economy or our business, conduct operations or otherwise take advantage of business opportunities that may arise.

Our breach of any of these covenants could result in a default under the terms of the relevant indebtedness, which could cause such indebtedness to become immediately due and payable. If we are unable to repay such amount, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against any collateral granted to them to secure that indebtedness. If our lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness, including the notes.

Despite current indebtedness levels, we and certain of our subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with our leverage.

The terms of the indenture governing the notes do not prohibit us or our subsidiaries from incurring additional indebtedness. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We may choose to redeem the notes when prevailing interest rates are relatively low.

The notes are redeemable at our option and we may choose to redeem some or all of the notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely affect your ability to sell your notes as the optional redemption date or period approaches. See the section entitled “Description of Notes—Optional Redemption” in this prospectus supplement.

There may be no trading market for the notes.

We do not intend to list the notes to be issued under this prospectus supplement on any securities exchange. There is no established market for the notes and there is a risk that:

•	an active trading market for the notes will not develop;

•	you will not be able to sell your notes at fair market value or at all; or

•	you will not receive any specific price upon any sale of the notes.

If a public market for the notes does develop, the notes could trade at prices that may be lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

USE OF PROCEEDS

We estimate that we will receive approximately $495.9 million from the sale of the notes, after deducting underwriter’s discounts and commissions and offering expenses. We intend to use such proceeds from time to time for general corporate purposes, which may include the repurchase of our outstanding securities and repayment of outstanding indebtedness, including our 2012 Notes and/or 2013 Notes, at maturity. Until applied for these purposes, we intend to invest the net proceeds from the offering of the notes in securities that are similar in nature to and of approximately the same quality and maturities as those currently held in the investment portfolios of our subsidiaries.

CAPITALIZATION

The following table sets forth our capitalization, on a consolidated basis, as of June 30, 2011:

•	on an actual basis; and

•	as adjusted to give effect to the sale of the notes in this offering.

The unaudited information set forth below should be read in conjunction with our unaudited consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which is incorporated by reference into this prospectus supplement. See “Where You Can Find More Information” in the accompanying prospectus.

	As of June 30, 2011
	Actual	As Adjusted
	(in millions)
Debt:
3.75% Senior Notes due 2021	$—	$497.0
6.375% Senior Notes due 2012	349.8	349.8
7% Notes due 2013	149.7	149.7
6 5/8% Senior Notes due 2029	294.9	294.9
6.25% Senior Notes due 2032	394.3	394.3
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067	770.4	770.4

Total debt	1,959.1	2,456.1

Shareholders’ equity:
Common shares, $1.00 par value (authorized 900.0; issued 797.7, including treasury shares of 155.0)	642.7	642.7
Paid-in capital	1,007.7	1,007.7
Retained earnings	3,835.6	3,835.6
Accumulated other comprehensive income, net of tax:
Net unrealized gains on securities	848.2	848.2
Net unrealized gains on forecasted transactions (1)	13.1	9.8
Foreign currency translation adjustment	2.2	2.2

Total accumulated other comprehensive income	863.5	860.2

Total shareholders’ equity	6,349.5	6,346.2

Total debt and shareholders’ equity	$8,308.6	$8,802.3

(1)	On August 10, 2011, we entered into a forecasted debt issuance hedge to hedge against a possible rise in interest rates in conjunction with this offering. The “As Adjusted” balance includes the after-tax loss recognized upon closing this hedge on August 17, 2011; this loss will be recognized as adjustments to interest expense over the life of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table represents the ratio of earnings to fixed charges of Progressive and its subsidiaries on a consolidated basis for the periods shown:

	Six Months Ended June 30, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	14.4x	11.9x	11.3x	(1)	13.5x	24.7x

(1)	Earnings were inadequate to cover total fixed charges by $226.8 million for the year ended December 31, 2008.

Earnings consist of income before income taxes, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest and amortization on indebtedness, capitalized interest and the portion of rents representative of the interest factor.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus (the notes are a series of the “debt securities” described under the caption “Description of Senior Debt Securities” in the accompanying prospectus). You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth in the accompanying prospectus.

General

The notes are senior debt securities issued by us under the indenture dated as of September 15, 1993, as supplemented, between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee, which is more fully described in the accompanying prospectus.

The notes will mature on August 23, 2021. We have the option to redeem the notes prior to their stated maturity on the terms described below. Holders of the notes do not have any similar option to require us to redeem the notes before their stated maturity.

We will pay interest on the notes at an annual rate of 3.75% from the date of issuance. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semi-annually on February 23 and August 23 of each year, beginning February 23, 2012, to the persons in whose names the notes are registered at the close of business on the preceding February 8 or August 8, respectively, except that any interest payable upon maturity or earlier redemption of the notes will be payable to the person to whom the principal of the note is payable. If any interest payment date or the maturity date falls on any date that is not a business day, then the related payment will be made on the next succeeding business day, without any interest or other additional payment in respect of the delay. As used in this prospectus supplement, “business day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York.

The principal amount of the notes that we will issue is initially limited to $500 million, subject to our ability to issue additional notes as described below under “—Reopening of Series of Notes.”

The notes will be our senior unsecured obligations. The notes will rank equal in right of payment with all of our other existing and future senior unsecured indebtedness (including $350 million aggregate principal amount of our outstanding 2012 Notes and $150 million aggregate principal amount of our outstanding 2013 Notes) and senior in right of payment to any of our existing or future subordinated indebtedness. The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of June 30, 2011, we had approximately $1,188.7 million of senior unsecured indebtedness and no secured indebtedness outstanding. As of June 30, 2011, our insurance subsidiaries had approximately $13.4 billion of outstanding indebtedness and other liabilities (including unearned premiums, loss and loss adjustment expense reserves, accounts payable, accrued expenses and other liabilities, but excluding intercompany debt) to which the notes would have ranked structurally subordinate. At that date, our subsidiaries had no external borrowings.

The Progressive Corporation is organized as a holding company that owns subsidiary companies. Our subsidiaries conduct all of our business operations. As a holding company with no business operations of its own, The Progressive Corporation relies on dividends from the subsidiary companies as an important source of funding to meet its financial obligations. The holding company’s ability to meet its obligations, including the obligations under the notes, may be adversely affected by dividend limitations or prior approval requirements applicable to our subsidiaries under state insurance laws.

The indenture does not limit the amount of notes or other debt securities that we or any of our subsidiaries may issue or the amount of debt that we or our subsidiaries may incur in the future.

The notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

At our option, we may redeem all or part of the notes at any time. The redemption price will equal the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) a “make whole” amount, which will be calculated as described below. At the time of any redemption, Progressive will also pay all unpaid interest that has accrued to the redemption date on the principal amount of the notes being redeemed.

Calculation of Make Whole Amount

The “make whole” amount will equal the sum of the present values of the Remaining Scheduled Payments of the notes to be redeemed, discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the Treasury Rate plus 30 basis points.

“Remaining Scheduled Payments” means, with respect to any redemption, the remaining scheduled payments of the principal and interest, exclusive of interest accrued to the date of redemption, that would be due after the redemption date of the notes to be redeemed assuming such notes were not redeemed and were held until maturity.

“Treasury Rate” means, with respect to any redemption, an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means, with respect to any redemption, the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the company.

“Comparable Treasury Price” means, with respect to any redemption, (i) the average of three Reference Treasury Dealer Quotations obtained by the trustee for the redemption date after excluding the highest and lowest of five Reference Treasury Dealer Quotations obtained or (ii) if the trustee obtains fewer than five Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption, Credit Suisse Securities (USA) LLC or any of its affiliates (so long as it is and continues to be a primary U.S. Government securities dealer in The City of New York) and four other primary U.S. Government securities dealers in The City of New York chosen by Progressive. If any of the foregoing ceases to be a primary U.S. Government securities dealer in The City of New York, Progressive will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer in The City of New York.

“Reference Treasury Dealer Quotation” means, with respect to any redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

Redemption Procedures

We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the notes are redeemed, the trustee will select the notes to be redeemed by a method determined by the trustee to be fair and appropriate.

On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest).

Reopening of Series of Notes

The notes are initially being issued in the aggregate principal amount of $500 million. We may, without the consent of the holders, increase such principal amount in the future by issuing additional notes on the same terms and conditions and with the same CUSIP number(s) as the notes being offered under this prospectus supplement and the accompanying prospectus.

Certain Covenants

The indenture will impose the following additional restrictive covenants on Progressive for the benefit of the holders of the notes offered by this prospectus supplement and the accompanying prospectus. You should refer to the accompanying prospectus for a description of certain other covenants and provisions contained in the indenture.

Limitation on Liens. The indenture will provide that Progressive will not, nor will it permit any Designated Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if (i) that indebtedness is secured by a pledge, mortgage, deed of trust or other lien on any shares of stock or indebtedness of any Designated Subsidiary (a “lien”) and (ii) the aggregate amount of the indebtedness so secured exceeds an amount equal to 15% of Progressive’s Consolidated Tangible Net Worth, unless the notes are also secured equally and ratably with the other indebtedness. For purposes of this restriction, a “lien” will not include the pledge to, or deposit with, any state or provincial insurance regulatory authorities of any investment securities by Progressive or any of its subsidiaries.

This restriction will not apply to indebtedness secured by:

•	liens on any shares of stock or indebtedness of or acquired from a corporation merged or consolidated with or into, or otherwise acquired by, Progressive or a Designated Subsidiary;

•

liens to secure indebtedness of a Designated Subsidiary to Progressive or another Designated Subsidiary, but only as long as the indebtedness is owned or held by Progressive or a Designated Subsidiary; and

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the two bullet points above.

Consolidation, Merger, Sale, Conveyance and Lease. The indenture will permit Progressive to consolidate or merge with or into any other entity or entities, or to sell, convey or lease all or substantially all of its property to any other entity, only if:

•

the entity formed by such consolidation, or into which Progressive is merged or which acquires or leases all or substantially all of the property of Progressive, is a corporation or other entity organized under the laws of the United States, any state thereof or the District of Columbia, and the entity expressly assumes Progressive’s obligations under the notes and the indenture; and

•	immediately after the transaction, no “event of default” (as defined in the indenture) exists.

This restriction shall not apply if Progressive is the entity that survives any of these transactions.

Definitions. For purposes of these additional restrictions, these terms have the following meanings:

“Consolidated Tangible Net Worth” shall mean, at any date, the total assets appearing on the consolidated balance sheet of Progressive and its consolidated subsidiaries as of the end of the then most recent fiscal quarter of Progressive, prepared in accordance with generally accepted accounting principles, less the sum of (a) the total liabilities appearing on such balance sheet and (b) intangible assets. “Intangible assets” means the value, as shown on or reflected in such balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill, (ii) organizational costs and (iii) unamortized debt discount and expense, less unamortized premium.

“Designated Subsidiary” shall mean (i) Progressive Casualty Insurance Company, so long as it remains a subsidiary of Progressive, (ii) any other consolidated subsidiary of Progressive, the assets of which constitute 10% or more of the Total Assets, and (iii) any subsidiary which is a successor to all or substantially all of the business or properties of such subsidiaries.

“Total Assets” shall mean, at any date, the total assets appearing on the consolidated balance sheet of Progressive and its consolidated subsidiaries as of the end of the then most recent fiscal quarter of Progressive, prepared in accordance with generally accepted accounting principles.

Book-Entry Delivery and Form

The notes will be issued in the form of one or more fully registered global notes (each a “global note”) in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding notes to be represented by such global security or securities, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (the “Depositary Participants”). Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream Banking, société anonyme (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the “U.S. Depositaries”). Beneficial interests in the global notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee. Owners of beneficial interests in a global note will not be considered owners or holders of the global notes for payment or any other purpose.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the underwriter), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by NYSE Euronext and the Financial Industry Regulatory Authority, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Payments of principal of and interest, if any, on the notes registered in the name of the Depositary or its nominee will be made by us through the paying agent to the Depositary or its nominee, as the case may be, as the registered owner of the global note. Neither we, the Trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Depositary, after receiving any payment of the principal of, and any premium and interest on, a global note, will immediately credit the accounts of participants with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in a global note as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global note will be governed by standing customer instructions and customary practices, as is now the case with respect to securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriter. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the notes in definitive form in exchange for the entire global note representing such notes. In addition, we may at any time, and in our sole discretion, determine not to have the notes represented by the global note and, in such event, will issue notes in definitive form in exchange for the global note representing such notes. In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of notes represented by such global note equal in principal amount to such beneficial interest and to have such notes registered in its name.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between Depositary Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).

The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of the notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream Luxembourg participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg participant or a Euroclear participant to a Depositary Participant will be received with value on the business day of settlement in the Depositary but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section discusses certain material U.S. federal income tax considerations of the acquisition, ownership and disposition of a note. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (“IRS”) and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations.

We have not sought a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of a note. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, traders who elect to mark the notes to market, partnerships or other pass-through entities, tax-exempt entities, banks and other financial institutions, insurance companies, brokers, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” persons holding a note as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction and persons who have a “functional currency” other than the U.S. dollar.

This discussion does not address any aspect of state, local or foreign law, or U.S. federal estate and gift tax law other than U.S. federal estate tax law as applicable to a non-U.S. Holder (to the extent set forth below). In addition, this discussion is limited to a purchaser of a note who will hold the note as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, we urge you to consult your tax advisers.

This discussion of certain material U.S. federal income and estate tax considerations is not tax advice. Prospective purchasers of the notes are advised to consult their tax advisers regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes.

U.S. Holders

The following discussion is limited to a holder of a note that is a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation (or an entity treated as a corporation) created or organized in the United States or a political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” within the meaning of the Treasury regulations promulgated under the Code, have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on that date.

Taxation of stated interest on the notes. Generally, payments of stated interest on a note will be includible in a U.S. Holder’s gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such interest is paid or accrued in accordance with the U.S. Holder’s regular method of tax accounting. The following discussion assumes that the notes will not be treated as issued with original issue discount.

Bond premium. A U.S. Holder whose basis in a note immediately after its acquisition by such U.S. Holder exceeds all amounts payable on such note after such purchase (other than payments of stated interest) will be considered as having purchased the note with “bond premium.” A U.S. Holder generally may elect to amortize bond premium over the remaining term of the note, using a constant yield method, as an offset to interest income. An electing U.S. Holder must reduce its tax basis in the note by the amount of the aggregate amortized bond premium. If such holder does not elect to amortize bond premium, such premium will decrease the gain or increase the loss that such holder would otherwise recognize on the note. The election to amortize bond premium, once made, will apply to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Market discount. If a U.S. Holder acquires a note for an amount that is less than all amounts payable on such note after the acquisition date (other than payments of stated interest), then the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Unless a U.S. Holder elects to accrue market discount as described below, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange or redemption of a note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at or prior to the time of such payment or disposition. Further, a disposition of a note by gift (and in certain other non-taxable transactions) could result in the recognition of market discount income, computed as if such note had been sold for its fair market value. In addition, a U.S. Holder of a note may be required to defer, until the maturity of such note or the earlier disposition of such note in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Market discount in respect of a note is generally considered to accrue ratably during the period from the acquisition date to the maturity date of such note, unless the U.S. Holder elects to accrue market discount on the note under the constant yield method.

A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rules described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, will apply to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Premiums upon redemptions. We may be required to pay a premium above the principal amount of the notes if we exercise our option to redeem the notes prior to maturity, which premium generally decreases the closer our option is exercised to maturity of the notes. We intend to treat this redemption option as not affecting the yield to maturity of the notes and creating original issue discount because, under applicable Treasury regulations, such borrower options that would increase the yield of a note if exercised can generally be disregarded.

Our determination regarding the treatment of potential redemption premium on the notes for the purpose of the original issue discount rules is binding on each U.S. Holder unless a U.S. Holder explicitly discloses to the IRS in the proper manner that its determination is different than ours. Our determination is not binding on the IRS, however, and it is possible that the IRS may take a different position regarding the possibility of such payments, in which case, if that position were sustained, the timing, amount and character of income recognized with respect to a note may be substantially different than described herein and a U.S. Holder may be required to recognize income significantly in excess of payments received and may be required to treat as interest income all or a portion of any gain recognized on the conversion or disposition of a note. This discussion assumes that the IRS will not take a different position, or, if it takes a different position, that such position will not be sustained. Prospective purchasers are urged to consult their own tax advisers as to the tax considerations that relate to the possibility of additional payments.

Sale, exchange, retirement or other taxable disposition of a note. A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, retirement or other taxable disposition of a note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of a note is attributable to the payment of accrued interest on the note not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in a note generally will be the amount paid for the note, increased by any market discount previously included in the U.S. Holder’s gross income and reduced by the amount of any amortizable bond premium applied to reduce interest inclusions with respect to the notes. The gain or loss will be long-term capital gain or loss if the note has been held for more than one year at the time of the sale, exchange or retirement. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitation.

Information reporting requirements and backup withholding tax. A U.S. Holder of a note may be subject, under certain circumstances, to information reporting and “backup withholding,” at a current rate of 28%, with respect to certain “reportable payments,” including interest, principal (and premium, if any) on, and gross proceeds from a disposition of, a note. Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. U.S. Holders of a note are urged to consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

The backup withholding rules apply if the U.S. holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to properly report the receipt of interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding. A U.S. Holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or as a credit against that U.S. Holder’s U.S. federal income tax liability, provided the requisite procedures are followed. We will report annually to the IRS and to each U.S. Holder of a note the amount of any “reportable payments” and the amount of tax withheld, if any, with respect to those payments.

Recent legislation relating to Medicare tax on investment income. Beginning in 2013, a 3.8% Medicare tax will be imposed on the “net investment income” earned by certain U.S. Holders that are individuals, estates or trusts. For this purpose, “net investment income” generally includes the interest paid on the notes, as well as gain from the sale of the notes. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s net investment income or (2) the individual’s modified adjusted gross income in excess of $250,000 (for an individual who is married and filing jointly or a surviving spouse), $125,000 (for an individual who is married and filing separately) or $200,000 (in any other case).

Non-U.S. Holders

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of a note by a “Non-U.S. Holder”. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner (other than a partnership) of notes other than a U.S. Holder. For purposes of the discussion below, interest and gain on the sale, exchange or other disposition of the notes will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business; and

•

in the case of a Non-U.S. Holder eligible for the benefits of an applicable income tax treaty, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest. Generally, interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of our capital or profits interests;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code; and

•	certifies, under penalties of perjury on a Form W-8BEN, that such holder is not a U.S. person and provides such holder’s name and address.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates rather than the 30% withholding rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to a branch profits tax of 30%. To claim an exemption from withholding for U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed Form W-8BEN (claiming treaty benefits) or W-8ECI (claiming exemption from withholding because income is U.S. trade or business income) (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under the Treasury regulations, special procedures are provided for payments through qualified intermediaries.

Sale, exchange, retirement or other taxable disposition of the notes. A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange, retirement or other taxable disposition of the notes unless:

•	the gain is U.S. trade or business income (in which case the branch profits tax may also apply to a corporate Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements; or

•	the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States).

U.S. federal estate tax. Notes held (or treated as held) by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of his or her death will not be subject to United States federal estate tax, provided that the interest on such notes would be exempt as portfolio interest when received by the Non-U.S. holder at the time of his or her death and the income on the notes was not U.S. trade or business income.

Information reporting requirements and backup withholding tax. We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

The backup withholding tax and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification (i.e., a Form W-8BEN or W-8ECI as described above) has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker is a “U.S. related person,” meaning that the broker is: (i) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; (ii) is a controlled foreign corporation for U.S. federal income tax purposes; or (iii) is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business. In the case of the payment of the proceeds from the disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder timely provides the required information to the IRS.

THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated August 17, 2011, we have agreed to sell to Credit Suisse Securities (USA) LLC $500 million aggregate principal amount of notes.

The underwriting agreement provides that the underwriter is obligated to purchase all of the notes if any are purchased.

Notes sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriter to securities dealers may be sold at a discount from the initial public offering price of up to 0.300% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriter to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of the notes.

We estimate that our out of pocket expenses for this offering will be approximately $1.1 million.

The notes are a new issue of securities with no established trading market. The underwriter intends to make a secondary market for the notes. However, it is not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to whether a trading market for the notes will develop or, if one does develop, as to how liquid any such trading market for the notes will be or whether any such trading market will be sustained.

We have agreed to indemnify the underwriter against liabilities under the Securities Act of 1933 or contribute to payments which the underwriter may be required to make in that respect.

In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•	Stabilizing transactions permit bids to purchase the security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of notes in excess of the principal amount of the notes the underwriter is obligated to purchase, which creates a syndicate short position.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

These stabilizing transactions, over-allotment transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions if commenced, may be discontinued at any time.

The underwriter or its affiliates have provided investment banking, commercial banking, brokerage and derivative-related services to us or our affiliates in the past and are likely to do so in the future. In each case, we pay customary fees as compensation for these services.

The senior notes are being offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriter for any such offer; or

•	in any other circumstances fully within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall requires us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Canadian Residents

Resale Restrictions

The distribution of the notes in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

•

the purchaser is a “Canadian permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Notice to Canadian Residents—Resale Restrictions”, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the notes to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for Progressive by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters relating to the offering of the notes will be passed upon for the underwriter by Sidley Austin LLP, New York, New York. Sidley Austin LLP from time to time renders legal services to Progressive and its affiliates.

PROSPECTUS

THE PROGRESSIVE CORPORATION

Senior Debt Securities

By this prospectus, we may offer from time to time our notes, debentures or other evidences of unsecured, senior indebtedness (the “senior debt securities”) with an aggregate initial public offering price of up to $500,000,000, as further described in this prospectus. We sometimes refer to the senior debt securities in this prospectus as “debt securities” or “securities.” The debt securities will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness and will rank senior to our subordinated indebtedness, if any.

We may offer senior debt securities in one or more series. This prospectus describes some of the general terms that may apply to those securities and the general way in which they may be offered. We will specify the terms applicable to each series of senior debt securities, and the manner in which they will be offered, in a supplement to this prospectus (a “prospectus supplement”). We may not use this prospectus to sell senior debt securities unless this prospectus is accompanied by a prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Unless stated otherwise in this prospectus or the applicable prospectus supplement, the senior debt securities will not be listed on any securities exchange.

Our principal executive office is located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, and our telephone number is (440) 461-5000.

Investing in our debt securities involves risks. See “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2011

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or “Commission”). Under the registration statement, we may offer from time to time the senior debt securities described in this prospectus. This prospectus provides you with a general description of the debt securities that we may offer. Our discussions of those securities and certain related documents are summaries only and are not necessarily complete. Each time we sell senior debt securities, we will provide a prospectus supplement that will contain specific information about the terms of the debt securities being offered. The prospectus supplement may add, update or change information contained in this prospectus.

This prospectus includes certain documents and information that are incorporated by reference below, and it omits some of the information contained in the registration statement and the exhibits thereto. Before you invest, you should read this prospectus, any prospectus supplement and the documents and other information that are incorporated by reference into this prospectus, together with the registration statement and the documents that are attached to the registration statement as exhibits. Descriptions of the documents and other information that are incorporated by reference herein, as well as information about how to obtain copies of the registration statement and related documentation from us, can be found below under “Where You Can Find More Information.”

When we use the terms “Progressive,” the “company,” “we,” “us” or “our” in this prospectus, we mean The Progressive Corporation, and not any of its subsidiaries or mutual company affiliate, unless we state or the context implies otherwise. The term “subsidiaries” in this prospectus includes both our subsidiaries and our mutual company affiliate, unless we state or the context implies otherwise.

No person has been authorized to give any information or to make any representations not contained or incorporated by reference into this prospectus, any applicable prospectus supplement or any applicable free writing prospectus that we may provide in connection with any offering made hereby and thereby, and if given or made, such information or representations must not be relied upon. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any debt securities other than the registered securities to which it relates. This prospectus also does not constitute an offer to sell or a solicitation of an offer to buy any debt securities in any jurisdiction in which such offer or solicitation may not be legally made. The delivery of this prospectus at any time does not imply that the information in this prospectus or any document incorporated by reference is correct as of any time after the date hereof or thereof.

RISK FACTORS

Investing in our senior debt securities involves risks. You should carefully consider the risks described in any prospectus supplement that we provide and in our filings with the SEC referred to below in “Where You Can Find More Information,” including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2010, which includes a “Risk Factors” discussion beginning on page 11 thereof at Item 1A. Our subsequent filings with the SEC may contain amended and updated discussions of significant risks.

FORWARD-LOOKING STATEMENTS

Under the Private Securities Litigation Reform Act of 1995, statements in this prospectus and the documents incorporated by reference that are not historical fact are forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future, but that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	uncertainties related to estimates, assumptions, and projections generally;

•	inflation and changes in economic conditions (including changes in interest rates and financial markets);

•	the possible failure of one or more governmental entities to make scheduled debt payments or satisfy other obligations;

•	the potential or actual downgrading of governmental, corporate, or other securities by a rating agency;

•

the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolios and other companies with which we have ongoing business relationships, including counterparties to certain financial transactions;

•	the accuracy and adequacy of our pricing and loss reserving methodologies;

•	the competitiveness of our pricing and the effectiveness of our initiatives to retain more customers;

•	initiatives by competitors and the effectiveness of our response;

•	our ability to obtain regulatory approval for requested rate changes and the timing thereof;

•	the effectiveness of our brand strategy and advertising campaigns relative to those of competitors;

•	legislative and regulatory developments, including, but not limited to, health care reform and tax law changes;

•	disputes relating to intellectual property rights;

•	the outcome of litigation pending or that may be filed against us;

•	weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail, and winter conditions);

•	changes in driving patterns and loss trends;

•	acts of war and terrorist activities;

•	our ability to maintain the uninterrupted operation of our facilities, systems (including information technology systems), and business functions;

•	court decisions and trends in litigation and health care and auto repair costs; and

•	other matters described from time to time in our releases and publications, and in our periodic reports and other documents filed with the SEC.

In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

THE PROGRESSIVE CORPORATION

In this section only, when we use the terms “Progressive,” the “company,” “we,” “us” or “our,” we mean The Progressive Corporation and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise.

The Progressive insurance organization began business in 1937. The Progressive Corporation, an insurance holding company formed in 1965, currently has 54 subsidiaries and one mutual insurance company affiliate (collectively, the “subsidiaries”). Our insurance subsidiaries provide personal and commercial automobile insurance and other specialty property-casualty insurance and related services throughout the United States. We maintain geographic diversity in our insurance underwriting business, writing personal auto policies in all 50 states and the District of Columbia and commercial auto policies in 49 states. In 2009, we began writing personal auto insurance on an Internet-only basis in Australia.

Our subsidiaries’ property-casualty insurance products protect our customers against collision and physical damage to their motor vehicles, uninsured and underinsured bodily injury claims, and liability to others for personal injury or property damage arising out of the use of those vehicles. Our non-insurance subsidiaries generally support our insurance and investment operations. Our business operations include the following:

•

Our Personal Lines business includes personal automobile insurance and specialty products, such as insurance for motorcycles, recreational vehicles, mobile homes, watercraft and snowmobiles. The Personal Lines business either is generated by independent agents and brokers or is written directly by us over the Internet or by phone.

•

The Commercial Auto business writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses and is primarily distributed through the independent agency channel. This business operates in the specialty truck and business auto markets.

•

Our service businesses include providing insurance-related services, primarily policy issuance and claims adjusting services in 43 states for Commercial Auto Insurance Procedures/Plans (CAIP), which are state-supervised plans serving the involuntary markets. Our service businesses also include our alliances with three unaffiliated homeowner’s insurance companies through which we offer customers in all but two states home, condo, and renters insurance underwritten by these homeowner’s insurance companies.

•	Our other indemnity businesses primarily manage our run-off businesses.

•

We manage insurance claims through approximately 320 claims offices located throughout the United States. In addition, we have in operation 54 service centers, in 41 metropolitan areas across the country, that provide concierge-level claims service, which are designed to provide end-to-end resolution for physical damage losses.

•

Our investment group employs what management believes is a conservative approach to investment and capital management intended to ensure that we have sufficient capital to support all of the insurance premiums that we can profitably write and service. As of June 30, 2011, our portfolio was invested primarily in short-term and intermediate-term, investment-grade fixed-income securities.

Progressive’s insurance businesses operate in a highly regulated environment. Our insurance subsidiaries are subject to regulation and supervision by state insurance departments in all 50 states and the District of Columbia, each of which has a unique and complex set of laws and regulations. State insurance departments have broad administrative power relating to licensing insurers, agents and adjusters, regulating premium changes and policy forms, establishing reserve requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, and regulating the type and amount of investments permitted. In addition, insurance statutes or regulations in many states limit the extent to which insurance companies may pay dividends and transfer assets to their affiliates (including a parent company) and either prohibit, or require prior regulatory approval for, the payment of dividends and other distributions in excess of such limits.

Additional information about The Progressive Corporation and its subsidiaries can be found in our documents filed with the SEC, which are incorporated herein by reference, as provided below in “Where You Can Find More Information.” Our website is www. progressive.com. Information on our website does not constitute part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy our reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We also file documents electronically with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov.

Our common shares are traded on the New York Stock Exchange under the symbol “PGR.” You may inspect the reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

The SEC allows us to incorporate by reference information in other documents that we have filed with the SEC. This permits us to disclose information to you by referencing these filed documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede such information. Information furnished under the applicable items in our Current Reports on Form 8-K is not incorporated by reference, unless specifically stated in a prospectus supplement. We incorporate the following filed documents by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 (filed on March 1, 2011).

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011 (filed on May 9, 2011) and for the quarter ended June 30, 2011 (filed on August 9, 2011).

•	Our Current Reports on Form 8-K (filed on: January 4, 2011; February 2, 2011; March 25, 2011; May 3, 2011; June 17, 2011; and June 30, 2011 at 9:09 a.m.).

•

Our future filings under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 which are made with the SEC prior to the termination of this offering, as of the date of the filing of each such document.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (including any exhibits that are specifically incorporated by reference into the requested document). Requests for such documents should be directed to: Jeffrey W. Basch, Chief Accounting Officer, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, or call: (440) 446-7903.

RATIO OF EARNINGS TO FIXED CHARGES

The following table represents the ratio of earnings to fixed charges of Progressive and its subsidiaries on a consolidated basis for the periods shown:

	Six Months Ended June 30, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	14.4x	11.9x	11.3x	(1)	13.5x	24.7x

(1)	Earnings were inadequate to cover total fixed charges by $226.8 million for the year ended December 31, 2008.

Earnings consist of income before income taxes, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest and amortization on indebtedness, capitalized interest and the portion of rents representative of the interest factor.

USE OF PROCEEDS

Except as may be otherwise provided in an applicable prospectus supplement, we will use the net proceeds of the sale of debt securities for general corporate purposes.

DESCRIPTION OF SENIOR DEBT SECURITIES

We may offer under this prospectus and one or more prospectus supplements debt securities not exceeding $500,000,000 in aggregate initial public offering price. The following description sets forth certain general terms and provisions of the debt securities which we may offer under a prospectus supplement. The particular terms and provisions of the debt securities offered by any prospectus supplement and the extent, if any, to which such general terms and provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities.

The debt securities will represent unsecured general obligations of the company. The debt securities will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness and will rank senior to our subordinated indebtedness, if any. Unless stated otherwise in the applicable prospectus supplement, we will issue the debt securities under an Indenture dated as of September 15, 1993, as supplemented, between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as trustee. Debt securities may be issued in one or more series under the indenture. The indenture does not limit the amount of debt securities or any other debt which we may incur. In addition, the provisions of the indenture do not afford holders of the debt securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect holders of the debt securities, except as provided below under “Consolidations, Mergers and Sales of Assets.”

The Progressive Corporation is organized as a holding company that owns subsidiary companies. Our subsidiaries conduct all of our business operations. As a holding company with no business operations of its own, The Progressive Corporation relies on dividends from the subsidiary companies as an important source of funding to meet its financial obligations. The holding company’s ability to meet its obligations, including the obligations under any debt securities issued under this prospectus, may be adversely affected by dividend limitations or prior approval requirements applicable to our insurance subsidiaries under state insurance laws.

The following discussion summarizes certain provisions of the indenture between us and U.S. Bank National Association; the discussion does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the indenture, a copy of which is incorporated by reference as exhibit 4.1 to the registration statement of which this prospectus is a part. References are to sections or articles of the indenture.

General

The indenture provides that debt securities may be issued in one or more series up to the aggregate principal amount which we may authorize from time to time. The debt securities may be denominated and payable in U.S. dollars, foreign currencies or units based on or relating to U.S. or foreign currencies. Debt securities may be offered to the public on terms determined by market conditions at the time of sale. (Section 2.3 of the indenture)

The prospectus supplement for each series of debt securities issued under this prospectus will include information relating to the following terms, to the extent applicable:

•	the title, aggregate principal amount and authorized denominations of such debt securities;

•	the purchase price of such debt securities (expressed as a percentage of the principal amount thereof);

•	the date on which such debt securities will mature;

•	the rate or rates (which may be fixed or variable) per annum at which such debt securities will bear interest, if any, or the method by which such rate or rates will be determined;

•	the coin or currency or units based on or relating to currencies in which such debt securities may be purchased and in which payment of principal and interest will be made;

•	the periods for which and the dates on which such interest, if any, will be payable;

•	the place or places where the principal of and premium and interest, if any, on such debt securities will be payable;

•	the terms of any mandatory or optional redemption (including any sinking fund);

•

whether such debt securities will be issuable in registered form or bearer form (with or without coupons) or both, and, if debt securities in bearer form will be issued, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of debt securities in bearer form;

•

whether, and under what circumstances, the company will pay additional amounts on such debt securities held by a person who is not a U.S. person (as defined in an appropriate prospectus supplement) in respect of any tax, assessment or governmental charge withheld or deducted, and if so, whether we will have the option to redeem such debt securities rather than pay such additional amounts; and

•	any other specific terms of such series.

If a prospectus supplement specifies that debt securities are denominated in a currency other than U.S. dollars or U.S. currency units, such prospectus supplement will also specify the denomination in which such debt securities will be issued and the coin or currency or currency unit in which the principal of and premium and interest, if any, on such debt securities will be payable, which may be U.S. dollars based upon the exchange rate for such other currency or currency unit existing on or about the time a payment is due. (Section 2.3 of the indenture)

Debt securities may be presented for exchange and registered debt securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the indenture. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indenture. Debt securities in bearer form and the coupons, if any, pertaining thereto will be transferable by delivery. (Section 2.8 of the indenture)

Events of Default, Waiver and Notice

As to any series of debt securities, an event of default is defined in the indenture as:

•	a default for 30 days in payment of any interest on the debt securities of such series when due;

•	a default in payment of the principal of or premium, if any, on the debt securities of such series when due either at maturity, upon redemption, by declaration or otherwise;

•	a default in the payment of a sinking fund installment, if any, on the debt securities of such series;

•

a default in the performance of any other covenant or warranty contained in the indenture for the benefit of such series which has not been remedied for a period of 60 days after notice given as specified in the indenture; or

•	certain events of bankruptcy, insolvency and reorganization of us. (Section 5.1 of the indenture)

An event of default with respect to a particular series of debt securities issued under the indenture does not necessarily constitute an event of default with respect to any other series of debt securities issued thereunder. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default (except in payment of principal of, or premium, if any, or interest on such debt securities) if the trustee determines, in good faith, that it is in the interest of the holders of debt securities of such series to do so; provided, however, that in the case of a default of the character specified in the fourth bullet point above, no such notice to holders of debt securities of such series may be given until at least 30 days after the occurrence thereof. (Section 5.11 of the indenture)

The indenture provides that if an event of default described in any of the first four bullet points above with respect to a particular series of debt securities occurs and continues, either the trustee or the holders of at least 25% in principal amount of the debt securities of such series then outstanding may declare the entire principal (or, in the case of original issue discount debt securities, the portion thereof specified in the terms thereof) of all outstanding debt securities of such series and the interest accrued thereon, if any, to be due and payable immediately. If an event of default described in the fifth bullet point above occurs and continues, either the trustee or the holders of at least 25% in principal amount of all debt securities then outstanding thereunder (voting as one class) may declare the entire principal (or, in the case of original issue discount debt securities, the portion thereof specified in the terms thereof) of all debt securities then outstanding thereunder and the interest accrued thereon, if any, to be due and payable immediately. Upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of or premium, if any, or interest on such debt securities) may be waived by the holders of a majority in principal amount of the debt securities of such series (or of all series thereunder, as the case may be) then outstanding. (Sections 5.1, 5.10 and 8.1 of the indenture)

The indenture provides that holders of a majority in principal amount of the outstanding debt securities of each series affected (with each series voting as a separate class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture with respect to debt securities of such series, subject to certain limitations specified in the indenture, provided that the holders of debt securities have offered to the trustee reasonable security or indemnity against expenses and liabilities. (Sections 5.9 and 6.2(d) of the indenture)

The indenture requires us to deliver annually to the trustee a written statement as to the absence of certain defaults under the indenture. (Section 3.5 of the indenture) Whenever the indenture provides for an action by, or the determination of any of the rights of, or any distribution to, holders of debt securities denominated in U.S. dollars and debt securities denominated in any other currency or currency unit, in the absence of any provision to the contrary in the form of debt security of any particular series, any amount in respect of any debt security denominated in a currency or currency unit other than U.S. dollars will be treated for any such action or distribution as the amount of U.S. dollars that could be obtained for such amount on such reasonable basis of exchange and as of such date as the company reasonably specifies to the trustee or, in the absence of such specification, as the trustee may determine. (Section 11.11 of the indenture) Under the terms of the indenture, the holders of a majority in aggregate principal amount of all series of the debt securities affected thereby at the time outstanding may waive compliance with certain covenants contained in the indenture. (Section 5.10 of the indenture)

Modification of the Indenture

The indenture provides that we and the trustee may from time to time execute supplemental indentures to provide for the issuance of debt securities of any series and for other permitted purposes. (Section 8.1 of the indenture)

If we receive the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities affected thereby, we may enter into a supplemental indenture with the trustee to modify the indenture or any supplemental indenture or the rights of the holders of such debt securities. However, without the consent of the holder of each debt security affected thereby, no such modification may:

•	extend the final maturity of any debt security;

•	reduce the principal amount thereof or the method in which amounts of payments of principal or interest thereon are determined;

•	reduce the rate or extend the time of payment of interest thereon;

•	change the currency or currency unit of payment thereof;

•

reduce the portion of the principal amount of an original issue discount debt security due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in bankruptcy;

•

reduce any amount payable upon redemption of any debt security, or impair or affect the right of a holder of any debt security to institute suit for the payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holder of a debt security; or

•	reduce the aforesaid percentage of debt securities of any series, the consent of the holders of which is required for any such modification. (Section 8.2 of the indenture)

Consolidations, Mergers and Sales of Assets

The Progressive Corporation may not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, unless either we are the continuing corporation or the successor corporation is a corporation organized under the laws of the United States or any state thereof and expressly assumes the payment of the principal of and interest on the debt securities and the performance and observance of all the covenants and conditions of the indenture binding upon us, and, immediately after such merger or consolidation, or such sale or conveyance, we or such successor corporation are not in default in the performance of any such covenant or condition. (Article Nine of the indenture)

Defeasance

The indenture provides that, unless the terms of any series of debt securities provide otherwise, we will be discharged from obligations in respect of the outstanding debt securities of any series and the provisions of the indenture with respect thereto (excluding certain obligations, such as obligations to register the transfer or exchange of such outstanding debt securities, to replace stolen, lost or mutilated certificates or coupons and to hold moneys for payment in trust) upon the irrevocable deposit, in trust, of cash or U.S. government obligations (as defined in the indenture) which, through the payment of interest and principal thereof in accordance with their terms, will provide cash in an amount sufficient to pay the principal of and premium, if any, and interest on and mandatory sinking fund payments, if any, in respect of all outstanding debt securities of such series on the stated dates such payments are due in accordance with the terms of the indenture and such outstanding debt securities, provided that we have received an opinion of counsel to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of such outstanding debt securities and that certain other conditions are met. (Section 10.1(B) of the indenture)

Satisfaction and Discharge

The indenture will cease to be of further effect and the trustee, on demand of and at the expense of the company, will execute appropriate instruments acknowledging the satisfaction and discharge of the indenture upon compliance with certain enumerated conditions, including:

•	We have paid all sums payable by us under the indenture, as and when the same is be due and payable;

•	We have delivered to the trustee for cancellation all debt securities theretofore authenticated under the indenture; or

•

All debt securities not theretofore delivered to the trustee for cancellation have become due and payable or are by their terms to become due and payable within one year and we have deposited with the trustee sufficient cash or U.S. government obligations which, through the payment of principal and interest thereon in accordance with their terms, will provide sufficient cash to pay, at maturity or upon redemption, all debt securities of any series outstanding under the indenture. (Section 10.1(A) of the indenture)

Governing Law

The debt securities and the indenture will be governed by the laws of the State of New York. (Section 11.8 of the indenture)

PLAN OF DISTRIBUTION

We may sell the senior debt securities being offered under this prospectus through agents, underwriters, or dealers, or we may sell debt securities directly to one or more purchasers, or through a combination of any such methods of sale. The prospectus supplement for a particular offering of securities will set forth the terms of the offering of such securities, including the name or names of the specific agents, dealers or underwriters (including managing underwriters, if any), the purchase price and the proceeds to us from such sales, any underwriting discounts, agency fees or commissions and other items constituting compensation to the underwriters, agents or dealers, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers, the securities exchange, if any, on which such securities may be listed, and the place and time of delivery of the securities offered.

Debt securities may be offered and sold through agents that we may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933 (the “Securities Act”), of any senior debt securities so offered and sold. Agents may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If we use an underwriter or underwriters in the sale of any debt securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. Such underwriter or underwriters will acquire the securities for their own account and may resell such securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against certain liabilities, including liabilities under the Securities Act. If any underwriter or underwriters are utilized in the sale of any debt securities, unless otherwise set forth in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters with respect to a sale of such securities will be obligated to purchase all such securities if any are purchased.

If a dealer is utilized in the sale of any senior debt securities under this prospectus, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the debt securities so offered and sold. Dealers may be entitled, under agreements which may be entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. The name of any such dealer and the terms of the transaction will be set forth in the applicable prospectus supplement.

Offers to purchase senior debt securities may be solicited directly by us, and sales of such securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in the applicable prospectus supplement.

The place and time of delivery of the applicable debt securities will be set forth in an accompanying prospectus supplement.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement relating to the debt securities, certain legal matters in connection with the securities will be passed upon for Progressive by Baker  & Hostetler LLP, Cleveland, Ohio.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.